Exhibit C-24





                                                              April 17, 2000


Mr. Michael J. Chesser
400 Wyomissing Boulevard
Wyomissing, Pennsylvania  19610


Dear Mike:

         The purpose of this letter is to set forth the terms and conditions under which GPU Service, Inc. ("GPUS") will provide you with a supplemental pension upon your retirement or other termination of employment with GPUS and all other subsidiaries of GPU, Inc. (GPU, Inc. and its subsidiaries are referred to herein as the "GPU Companies"). This letter also sets forth the terms and conditions under which additional years of service will be credited to you for purposes of other benefit programs maintained by the GPU Companies.

         1. Supplemental Pension. Upon the termination of your employment with the GPU Companies for any reason other than death after you have completed at least 5 years of "Creditable Service" (as defined in the GPU Companies Employee Pension Plan (the "EPP"), you shall be entitled to receive from GPUS a supplemental pension (your "Supplemental Pension"), which shall be in addition to the pension benefits payable to you under the EPP and the GPU Companies Supplemental and Excess Benefits Plan (together, the "GPU Retirement Plans"), and in addition to the pension benefit payable to you under the GPU Companies Supplemental Executive Retirement Plan (the "SERP"). The Supplemental Pension payable to you hereunder will be determined in accordance with the following provisions:

         (a) The Supplemental Pension payable to you hereunder, when expressed as a single life annuity, shall be equal to (i) the additional aggregate annual pension amount that would have been payable to you under the GPU Retirement Plans if you had a number of additional years of Creditable Service (including fractions of a year) equal to the number of your actual years of Creditable Service (including fractions of a year), reduced by (ii) the Applicable Percentage (as defined below) of the aggregate annual pension amount (exclusive of any portion thereof attributable to

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your own  contributions)  payable to you under your Other  Retirement  Plans (as defined below).

         For purposes of the foregoing, it shall be assumed that the aggregate annual pension amount payable to you under the GPU Retirement Plans is payable in the form of a single life annuity, and that payment of such pension amount will commence on the same date as payment of your Supplemental Pension hereunder will commence.

         (b) The reduction in the amount of your Supplemental Pension required under (a)(ii) above shall be made in accordance with the following rules:

                    (i) The term "Other Retirement Plan" shall mean (A) any defined benefit pension plan, whether or not tax qualified, (including without limitation any such plan that is a "cash balance" plan) maintained by any former employer with which you were employed at any time prior to April 17, 2000, and (B) any individual contract between you and such other former employer under which you are entitled to receive, upon or at any time after your retirement or other termination of employment with such former employer, a benefit that is defined as, or as the actuarial equivalent of, a fixed amount of annual income payable for your lifetime.

                   (ii) The term "Applicable Percentage" shall mean the percentage determined by dividing the number of additional years of Creditable Service taken into account pursuant to Section 1(a)(i) in determining the amount of the Supplemental Pension payable to you hereunder, by 15;

                  (iii) If the pension amount payable to you under any Other Retirement Plan is not payable in the form of a single life annuity commencing on the date on which payment of your Supplemental Pension hereunder will commence (your "Payment Starting Date"), the amount to be taken into account for purposes of the reduction required under
         (a)(ii) above shall be the pension amount that would be payable to you under the terms of such Other Retirement Plan if such pension amount were payable in the form of a single life annuity commencing on your Payment Starting Date; provided, however, that if your Payment Starting Date is prior to the earliest date as of which payment of such pension amount could commence under the terms of such Other Retirement Plan, then

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                           (A) the amount to be taken into  account for purposes
                       of the reduction required under (a)(ii) above shall be the pension amount that would be payable to you under the terms of such Other Retirement Plan if such pension amount were payable in the form of a single life annuity commencing on such earliest date, and

                           (B) the amount of such reduction shall not be applied
                       to any monthly payment of your Supplemental Pension that is payable to you before such earliest date.

         (c) The Supplemental Pension shall be paid to you in the form of a single life annuity unless you are married on your Payment Starting Date, in which case it shall be paid in the form described as option 2 in Section 10.1 of the EPP, with your spouse as beneficiary.

         (d) Payment of your Supplemental Pension shall commence on the first day of the month following (i) the date on which your employment with the GPU Companies terminates or (ii), if later, the date on which you attain age 55. Your Supplemental Pension payments shall end with the payment due for the month in which your death occurs or, if the Supplemental Pension is payable in the form described as Option 2 in Section 10.1 of the EPP, the month in which your death or your spouse's death occurs whichever is the later.

         2. Involuntary Termination. If your employment with the GPU Companies shall be terminated as a result of an "Involuntary Termination" (as defined in Appendix A) at any time within two (2) years following the occurrence of a "Change in Control" (as defined in Appendix A hereto), you shall be entitled to receive a Supplemental Pension determined in accordance with the provisions of
Section 1, but with the following modifications:

                  (a) You shall be eligible to receive a Supplemental Pension hereunder regardless of whether or not you have completed at least 5 years of Creditable Service as of the date of your Involuntary Termination.

                  (b) The amount of the Supplemental Pension payable to you shall be determined using the early retirement reduction factors specified in Section 3.3 of the EPP instead of the actuarial reduction factors applicable under Section 3.5 of the EPP, even if you had not yet attained age 55 as of the date of your Involuntary Termination.

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         3.  Survivor's  Annuity.  If you should die before you start to receive your Supplemental Pension, your surviving spouse, if any, shall be entitled to receive for the rest of her lifetime 50% of the aggregate annual pension amount which would have been payable to you under the GPU Retirement Plans and 50% of the Supplemental Pension that would have been payable to you hereunder if you had not died, if you had terminated employment with the GPU Companies on the last day of the month in which your death occurs, and if you had not been married on such last day. To the extent your surviving spouse does not receive such pension amounts from the GPU Retirement Plans, they shall be payable to her by GPUS pursuant to this Agreement.

         The payments to be made to your surviving spouse under this Section 3 (the "Survivor's Annuity") shall commence on the first day of the month following the date of your death and shall end with the payment due for the month in which your surviving spouse's death occurs.

         4. Regular Payment Benefit Election. Notwithstanding any other provision of this Agreement to the contrary, you may elect to have the Supplemental Pension that becomes payable to you hereunder or the Survivor's Annuity that becomes payable to your surviving spouse under Section 3 hereof paid in the form of a single lump sum payment. The amount of such lump sum payment shall be determined in the same manner as the amount of the lump sum payment payable pursuant to an election by you under clause (a) of the first paragraph of Section 5 would be determined, as provided in the third paragraph of Section 5.

         Any election under this Section 4 shall be effective only if it is made at least twenty-four (24) months prior to the termination of your employment with the GPU Companies. Any election so made may be revoked, and a new election may be made under this Section 4, at any time; provided, however, that any such revocation or new election shall be effective only if it is made within the period specified in the preceding sentence. Any election, or revocation of an election, that may be made by you under this Section 4 shall be made in writing, on a form that is furnished to you for such purpose by the Administrative Committee for the EPP (the "Administrative Committee") and that is signed by you and delivered to the Administrative Committee.

         5. Special Payment Benefit Election. Notwithstanding any other provision of this Agreement or the GPU Retirement Plans to the contrary, or any other form of distribution or payment provided for or optional form of distribution or payment otherwise elected under this Agreement or the GPU Retirement Plans, you shall be permitted to make either one, or both, of the following special payment elections: (a) to have the Supplemental


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Pension payable to you hereunder, or the Survivor's Annuity payable hereunder to your surviving spouse, paid in the form of a single lump sum payment in the event of your termination of employment with the GPU Companies for any reason within the two (2) year period following the occurrence of a Change in Control, or (b) if a Change in Control occurs after the termination of your employment with the GPU Companies but before all payments required to be made hereunder with respect to your Supplemental Pension have been made, to have the Supplemental Pension payments that otherwise would be made hereunder after the date of such Change in Control paid in the form of a single lump sum payment.

         An election under clause (a) of the preceding paragraph shall be effective only if it is made either at least twenty-four (24) months prior to such termination of your employment, or if such termination of your employment is the result of an Involuntary Termination at least one year prior to such Change in Control. An election under clause (b) of the preceding paragraph shall be effective only if it is made at least one year prior to the Change in Control, and prior to the termination of your employment. Any special election made under clause (a) or (b) of the preceding paragraph may be revoked, and a new special election may be made thereunder, at any time; provided, however, that any such revocation or new election shall be effective only if it is made within the election period specified in this paragraph. Any special election, or revocation of a special election, that may be made hereunder shall be made in the same manner as provided in the last sentence of the second paragraph of
Section 4.

         The lump sum payment to be made to you pursuant to your election under clause (a) of the second preceding paragraph shall be in an amount that is "Actuarially Equivalent" (as defined below and determined as of the first day of the month following the date of your termination of employment) to the Supplemental Pension that otherwise would be payable to you hereunder if payment of your Supplemental Pension and the pension payable to you under the GPU Retirement Plans (i) were to commence on your Normal Retirement Date (as defined in the EPP) or, if earlier, on the earliest date as of which you could elect to have payment of your pension under the GPU Retirement Plans commence, and (ii) were to be made in the form of a single life annuity. The lump sum payment to be made to your surviving spouse pursuant to your election under clause (a) of the second preceding paragraph shall be in an amount that is Actuarially Equivalent (as defined below and determined as of the first day of the month following the date of your death) to the Survivor's Annuity that otherwise would be payable to your surviving spouse pursuant to Section 3 hereof.

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


         The lump sum payment to be made to you or your surviving spouse pursuant to your election under clause (a) of the second preceding paragraph shall be made by no later than thirty (30) days following the date of your termination of employment.

         The lump sum payment to be made pursuant to your election  under clause
(b) of the third preceding paragraph shall be in an amount that is Actuarially Equivalent (as defined below and determined as of the first day of the month coincident with or next following the date on which the Change in Control occurs) to the payments that otherwise would be made hereunder with respect to your Supplemental Pension after the date of such Change in Control. Such lump sum payment shall be made by no later than thirty (30) days following the date on which such Change in Control occurs.

         For purposes of this Section 5, "Actuarially Equivalent" shall mean, with respect to any distribution or payment, an actuarially equivalent amount, calculated by using the annual interest rate on 30-year Treasury securities for the second month preceding the calendar year in which such distribution is made or commences, and the mortality table prescribed for purposes of Section 417 (e)
(3) (A) (ii) (I) of the Internal Revenue Code of 1986, as amended (the "Code") . Such annual interest rate and mortality table shall be as specified or prescribed by the Commissioner of the Internal Revenue Service for purposes of
Section 417(e)(3)(A)(ii) of the Code in revenue rulings, notices or other guidance.

         6. SERP Benefit. In determining your eligibility for benefits under the SERP and the amount of any Supplemental Pension Benefit payable to you thereunder:

                  (a) The number of additional years of Creditable Service taken into account pursuant to Section 1(a)(ii) in determining the amount of the Supplemental Pension payable to you hereunder shall be included in your "Years of Service" as defined in the SERP; and

                  (b) The reduction required to be made in Section 4(a)(ii) of the SERP in the amount of the Supplemental Pension Benefit otherwise payable to you by reason of the pension amounts payable to you under your Other Retirement Plans, shall be made by taking into account the Applicable Percentage of such pension amounts as determined under
         Section 1(b)(ii) of this Agreement.

         7. Other Benefits. In the case of each benefit plan maintained by any of the GPU Companies in which senior GPU executives are eligible to participate that provides a benefit


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


the amount of which depends, directly or indirectly, on the number of years of a participant's service with the GPU Companies, you shall receive the same benefit amount that would be payable to you under such plan if you were treated as having, in addition to your actual years of service, the number of additional years of service determined under Section 1(a)(i) . The number of additional years of service so determined shall also be taken into account in determining your eligibility to participate in any benefit plan maintained by any of the GPU Companies in which senior GPU executives are eligible to participate that requires, as a condition for eligibility, the completion of a specified number of years of service with the GPU Companies.

         8. Nature of Your Rights. You and your surviving spouse shall have the status of a mere unsecured creditor of GPUS with respect to your, and her, right to receive any payment under this Agreement. This Agreement shall constitute a mere promise by GPUS to make payments in the future of the benefits provided for herein. It is intended that the arrangements reflected in this Agreement be treated as unfunded for tax purposes, as well as for purposes of Title I of ERISA.

         9. Nonassignability. Your rights and your surviving spouse's rights to payments under this Agreement shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by your creditors or the creditors of your spouse or any other beneficiary.

         If the foregoing correctly reflects your understanding of the agreement between you and GPUS as to your Supplemental Pension and other benefits covered herein, will you please soindicate on the enclosed duplicate copy of this letter which will then constitute a binding agreement between GPUS on the one hand, and you, on the other.

                                     GPU SERVICE , INC.

                                     By: _____________________________________
                                           Fred D. Hafer, Chairman,
                                           President & Chief Executive Officer

The foregoing correctly
reflects my understanding
and is agreed to by me as of
the date of this letter

____________________________
Michael J. Chesser

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



                                   APPENDIX A

     "Change in Control" shall mean:

              (1) An acquisition (other than directly from GPU, Inc. ("GPU" ) of any common stock of GPU ("Common Stock") or other voting securities of GPU entitled to vote generally for the election of directors (the "Voting Securities") by any "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty percent (20%) or more of the then outstanding shares of common stock or the combined voting power of GPU's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (A) an employee benefit plan (or a trust forming a part thereof) maintained by (i) GPU or (ii) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by GPU (for purposes of this definition, a "Subsidiary"), (B) GPU or its Subsidiaries, or
(C) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

              (2) The individuals who, as of August 1, 1996, are members of the Board of Directors of GPU (the "Incumbent Board"), cease for any reason to constitute at least seventy percent (70%) of the members of the Board of Directors of GPU (the "Board"); provided, however, that if the election, or nomination for election by GPU's shareholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

              (3)  The consummation of:



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                  (A) A merger, consolidation or reorganization with or into GPU or in which securities of GPU are issued, unless such merger, consolidation or reorganization is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a merger, consolidation or reorganization with or into GPU or in which securities of GPU are issued where:

                  (i) the shareholders of GPU,  immediately  before such merger, consolidation or reorganization, own directly or indirectly immediately following such merger, consolidation or reorganization, at least sixty percent (60%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization,

              (ii) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least seventy percent (70%) of the members of the board of directors of the Surviving Corporation, or a corporation, directly or indirectly, beneficially owning a majority of the Voting Securities of the Surviving Corporation, and

              (iii) no Person other than (w) GPU, (x) any Subsidiary, (y) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to such merger, consolidation or reorganization, was maintained by GPU or any Subsidiary, or (z) any Person who, immediately prior to such merger, consolidation or reorganization had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Voting Securities or common stock of GPU, has Beneficial Ownership of twenty percent (20%) or more of the combined voting power of the Surviving Corporation's then outstanding voting securities or its common stock.

              (B)  A complete liquidation or dissolution of GPU; or

              (C) The sale or other disposition of all or substantially all of the assets of GPU to any Person (other than a transfer to a Subsidiary).

         Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted

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


amount of the then outstanding Common Stock or Voting Securities as a result of the acquisition of Common Stock or Voting Securities by GPU which, by reducing the number of shares of Common Stock or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of shares of Common Stock or Voting Securities by GPU, and after such share acquisition by GPU, the Subject Person becomes the Beneficial Owner of any additional shares of Common Stock or Voting Securities which increases the percentage of the then outstanding shares of Common Stock or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

         "Involuntary Termination" shall mean the termination of your employment with the GPU Companies (A) by any GPU Company, for any reason, or (B) by you, for "Good Reason", or (C) solely for purposes of Section 5, as a result of your death. If the termination of your employment by any GPU Company is (1) within twelve (12) months prior to a Change in Control or (2) prior to the date of a Change in Control but you reasonably demonstrate that the termination (A) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control or (B) otherwise arose in connection with, or in anticipation of, a Change in Control which has been threatened or proposed and which actually occurs, such termination shall be deemed to have occurred after a Change in Control for purposes of Section 2.

         "Good Reason" shall mean the occurrence after a Change in Control of any of the following events or conditions:

              (1) a change in your status, title, position or responsibilities (including reporting responsibilities) which, in your reasonable judgment, represents an adverse change from your status, title, position or responsibilities as in effect immediately prior thereto; the assignment to you of any duties or responsibilities which, in your reasonable judgment, are inconsistent with your status, title, position or responsibilities; or any removal of you from or failure to reappoint or reelect you to any of such offices or positions, except in connection with the termination of your employment for disability, cause, as a result of your death or by you other than for Good Reason;

              (2)  a reduction in the rate of your annual base salary;



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              (3) any  change  in  location  of your  place of  employment  to a location other than Reading, Pennsylvania without your consent;

              (4) the failure by the GPU Companies to pay to you any portion of your current compensation or to pay to you any portion of an installment of deferred compensation under any deferred compensation program of any GPU Company in which you participated, within seven (7) days of the date such compensation is due;

              (5) the  failure by the GPU  Companies  (A) to  continue in effect
(without reduction in benefit level, and/or reward opportunities) any material compensation or employee benefit plan in which you were participating immediately prior to such failure by the GPU Companies, unless a substitute or replacement plan has been implemented which provides substantially identical compensation or benefits to you or (B) to continue to provide you with compensation and benefits, in the aggregate, at least equal (in terms of benefit levels and/or reward opportunities) to those provided for under each other compensation or employee benefit plan, program and practice in which you were participating immediately prior to such failure by the GPU Companies;

              (6) the failure of GPUS to obtain a satisfactory agreement from any successors or assigns to assume and agree to honor and perform GPUS's obligations under this Agreement; or

              (7) any purported termination of your employment which is not effected pursuant to a Notice of Termination as that term is defined in your Severance Agreement dated April 17, 2000.

              Any event or condition described in clauses (1) through (7) above which occurs (A) within twelve (12) months prior to a Change in Control or (B) prior to a Change in Control but which you reasonably demonstrate (x) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control or (y) otherwise arose in connection with, or in anticipation of a Change in Control which has been threatened or proposed, shall constitute Good Reason for purposes of this Agreement notwithstanding that it occurred prior to a Change in Control.

                                       A-4